UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

        ---------------------------------------------------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

        ---------------------------------------------------------------

                            REIDCO ACQUISITION I INC.
                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                      NONE
                                      ----
                                 (CUSIP Number)

                                February 22, 2007
                                -----------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)


                               (Page 1 of 5 Pages)
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                                                                     Page 2 of 5
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Charles A. Sayegh
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                        (b) |_|
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      U.S.A.
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  NUMBER OF       5.    SOLE VOTING POWER
   SHARES               400,000 (See Item 4)
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6.    SHARED VOTING POWER
    EACH
 REPORTING        --------------------------------------------------------------
PERSON WITH       7.    SOLE DISPOSITIVE POWER
                        400,000 (See Item 4)
                  --------------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      400,000
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      8%
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12.   TYPE OF REPORTING PERSON:
      IN
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Item 1(a).        Name of Issuer:
                  Reidco Acquisition I Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  c/o Spencer Clarke LLC, 505 Park Avenue, 4th Floor, New York, NY 10022

Item 2(a).        Name of Person Filing:
                  Charles A. Sayegh

Item 2(b).        Address of Principal Business Office, or if none, Residence:
                  c/o Spencer Clarke LLC, 505 Park Avenue, 4th Floor, New York, NY 10022

Item 2(c).        Citizenship:
                  U.S.A.

Item 2(d).        Title of Class of Securities:
                  Common Stock

Item 2(e).        CUSIP Number:
                  None

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                                                                     Page 3 of 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
                  (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
                  (c) |_| Insurance company as defined in section 3(a)(19)of the Act (15 U.S.C. 78c).
                  (d)   |_| Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).
                  (e)   |_| An investment advisor in accordance with ss.240.13d-
                        1(b)(1)(ii)(E);
                  (f)   |_| An employee benefit plan or endowment fund in
                        accordance with ss.240.13d- 1(b)(1)(ii)(F);
                  (g)   |_| A parent holding company or control person in
                        accordance with ss.240.13d- 1(b)(1)(ii)(G);
                  (h) |_| A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
                  (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                  (j)   |_| Group, in accordance with ss.240.13d-
                        1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check the box |X|

Item 4.           Ownership.

For purposes of this statement, the Reporting Person is reporting that:

      (a) The aggregate amount of Common Stock beneficially owned by the Reporting Person is 400,000 shares.

      (b) The percentage of the Common Stock beneficially owned by the Reporting Person is 8%.

      (c)   (a)   The aggregate number of shares of Common Stock which the
                  Reporting Person has sole power to vote or to direct the vote of is 400,000.
            (b)   The aggregate number of shares of Common Stock which the
                  Reporting Person has shared power to vote or to direct the vote of is 0.
            (c)   The aggregate number of shares of Common Stock which the
                  Reporting Person has sole power to dispose or to direct the disposition of is 400,000.
            (d)   The aggregate number of shares of Common Stock which the
                  Reporting Person has shared power to dispose or to direct the disposition of is 0.

Item 5.           Ownership of Five Percent or Less of a Class.
                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.
                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                  Not applicable.

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                                                                     Page 4 of 5

Item 8.           Identification and Classification of Members of the Group.
                  Not applicable.

Item 9.           Notice of Dissolution of Group.
                  Not applicable.

Item 10.          Certification.
                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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                                                                     Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: February 22, 2007


                                        By: /s/ Charles A. Sayegh
                                            ---------------------
                                            Charles A. Sayegh